UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

8 March 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Recommences Share Buyback Programme

Press Release
CRH Recommences Share Buyback Programme

As part of its 2020 Full Year Results on 4 March 2021, CRH plc announced its intention to recommence its share buyback programme with a further tranche of up to $300 million.

CRH today announces that it has entered into arrangements with Societe Generale to repurchase ordinary shares on CRH's behalf for a maximum consideration of $300 million (the "Buyback"). The Buyback will commence today, 8 March 2021, and will end no later than 24 June 2021.

Under the terms of the Buyback, ordinary shares will be repurchased on Euronext Dublin. CRH has entered into non-discretionary instructions with Societe Generale, acting as principal, to conduct the Buyback on CRH's behalf and to make trading decisions under the Buyback independently of CRH in accordance with certain pre-set parameters.

The maximum number of ordinary shares that may be repurchased under the Buyback is 50,000,000. The purpose of the Buyback is to reduce the share capital of CRH. The Buyback will at all times be conducted in accordance with the applicable annual general authorities granted by shareholders to repurchase CRH's ordinary shares. The Buyback will also be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052 (also as in force in the UK, from time to time, including, where relevant, pursuant to the UK's Market Abuse (Amendment) (EU Exit) Regulations 2019) and Chapter 12 of the UK Financial Conduct Authority's Listing Rules. The repurchased ordinary shares will be held in treasury pending their cancellation or re-issue in due course.

This announcement relates solely to the Buyback and any decision in relation to any future buyback programmes will be based on an ongoing assessment of the capital needs of the business and general market conditions.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Senan Murphy	Finance Director
Tom Holmes	Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.77,000 people at c.3,100 operating locations in 30 countries. It is the largest building materials business in North America and in Europe. It also has positions in Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 8 March 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary